File Pursuant to Rule 433

Registration No. 333-208480

February 20, 2018

PRICING TERM SHEET

Snap-on Incorporated

4.100% Notes due 2048

Issuer:	Snap-on Incorporated

Title:	4.100% Notes due 2048

Principal Amount:	$400,000,000

Coupon:	4.100%

Maturity Date:	March 1, 2048

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Price and Yield:	92-00+; 3.166%

Spread to Benchmark Treasury:	+ 95 basis points

Yield to Maturity:	4.116%

Price to Public:	99.725% of the Principal Amount

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1, commencing on September 1, 2018

Optional Redemption:	Make-whole call at Treasury plus 15 basis points prior to September 1, 2047; par call on or after September 1, 2047

Change of Control Put:	101% of the Principal Amount plus accrued and unpaid interest, if any

Settlement Date:*	T+4; February 26, 2018

Expected Ratings:**	Moody’s: A2 (stable outlook) S&P: A- (stable outlook) Fitch: A (stable outlook)

CUSIP/ISIN:	833034 AL5 / US833034AL58

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:

Barclays Capital Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

BBVA Securities Inc.

Commerz Markets LLC

HSBC Securities (USA) Inc.

The Williams Capital Group, L.P.

Westpac Capital Markets, LLC

*	We expect that delivery of the notes will be made against payment therefor on or about February 26, 2018, which will be the fourth business day following the date of the pricing of the notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

**	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.